James Severs

Associate

+1.202.739.5165

James.Severs@morganlewis.com

Via EDGAR Correspondence

July 27, 2021

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Invesco Unit Trusts, Series 2154 (the “Registrant”) File No. 333-257502

Dear Ms. Hahn:

This letter responds to comments you provided on July 15, 2021, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement was filed on June 29, 2021. Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement. Underlined language refers to additions and ~~striked~~ language refers to deletions.

General Comments

1.	Comment: The first sentence on the cover page states that the series “seeks above-average capital appreciation.” This language is different than the stated investment objective of the portfolio on page 2 below: “seeks to provide the potential for capital appreciation and current income.” Please reconcile the first sentence on the cover page with the investment objective language.
Response:	The description of the Registrant’s investment objective included on the cover page has been revised as follows:

Inflation Hedge Portfolio 2021-3 (the “Portfolio”), included in Invesco Unit Trusts, Series 2154, is a unit investment trust that seeks ~~above-average capital appreciation~~ to provide the potential for capital appreciation and current income by investing in a portfolio that consists of exchange-traded funds (“ETFs”), exchange-traded products ("ETPs"), domestic and foreign stocks, real estate investment trusts (“REITs”) and master limited partnerships (“MLPs”). Of course, we cannot guarantee that the Portfolio will achieve its objective.

2.	Comment: Please notify current unitholders of any material changes to be made and provide the Staff with a copy of such notice. Inform the Staff when and how notice will be sent out, or whether the Sponsor intends to distribute notice.

Response: The Portfolio has not yet been created and, accordingly, has no current unitholders. Unitholders of existing series of Invesco Unit Trusts may elect to roll their units into a new series of Invesco Unit Trusts, including the Portfolio. However, the election to roll units into a new series, thereby purchasing shares of the new series, is a separate investment decision from the decision to invest in the initial series and the purchase of a different security. Prospective unitholders will be provided the statutory prospectus of the Portfolio which discloses all material information with respect to the Portfolio’s principal investment strategy.

3.	Comment: The expense example shows rollovers occurring at 15-month intervals instead of 2-year intervals. Please supplementally discuss if this will be changed, and if the unitholders have been notified of a change in connection with any planned rollovers.

Response: The term of the Portfolio is 15 months, after which the Portfolio will automatically terminate. At the time of termination, unitholders may elect to roll their units into a subsequent series of Invesco Unit Trusts. As noted above, the election to roll units into a new series, thereby purchasing shares of the new series, is a separate investment decision from the decision to invest in the initial series and the purchase of a different security. Prospective unitholders will be provided the statutory prospectus of the Portfolio which discloses all material information with respect to the term of the Portfolio and the ability of unitholders to elect to roll their units into a subsequent series.

Principal Investment Strategy – Page 2-3

4.	Comment: In the first paragraph of Principal Investment Strategy, real estate investment trusts are defined twice as “REITs.” Please use the defined term “REITs” after the first definition.

Response: The requested change has been made.

5.	Comment: Please clarify what “investment thesis” means in the first paragraph, and if it means the inflation hedge strategy referred to in the portfolio name.

Response: “Investment thesis” refers to the strategy utilized by the Inflation Hedge Portfolio and described in the “Principal Investment Strategy” section of the prospectus.

The disclosure has been revised as follows:

In developing the investment ~~thesis~~ strategy, Invesco Capital Markets, Inc., the Sponsor, reviewed research from a wide variety of sources.

6.	Comment: “ETF” is referred to twice in the last sentence on page 2. Please delete the second instance.

Response: The requested change has been made.

7.	Comment: Please clarify if there are any investments in exchange traded products, and if there is a limit on such investments for exempt tax status purposes.

Response: Currently, the Portfolio does not anticipate investing in ETPs. However, as disclosed in the Principal Investment Strategy, the Portfolio is permitted to invest in ETPs. Under such circumstances, the Portfolio will limit such investments to the extent necessary to preserve its status as a Regulated Investment Company under the Federal Tax Code.

Principal Risks – Pages 3-5

8.	Comment: ETF shares tend to trade close to net asset value. Please delete or revise the “ETFs may trade at a discount from its net asset value” language.

Response: The referenced disclosure has been removed.

9.	Comment: Please clarify what other types of “financial instruments” ETPs may invest in. For example, cryptocurrency or other digital assets.

Response: As disclosed in the Principal Investment Strategy, ETPs and ETFs held by the Portfolio may invest in any of the following asset classes which the Sponsor believes may provide a hedge against inflation: domestic and foreign stocks, fixed income securities, commodities, Treasury Inflation-Protected Securities (“TIPS”), master limited partnerships (“MLPs”) and real estate investment trusts (“REITs”) and other real estate companies.

ETPs, when held by the Portfolio or a successor portfolio, will primarily be used to gain exposure to the commodities asset class. Accordingly, the risk disclosure has been revised as follows:

ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ~~ETPs may also invest in other types of financial instruments that are not securities and are not regulated under the 1940 Act.~~

10.	Comment: Please use the term “junk” quality when referring to senior loans that are usually below investment grade credit quality.

Response: The risk disclosure has been modified as follows:

Certain of the ETFs held by the Portfolio invest in senior loans. Although senior loans in which the ETFs invest may be secured by specific collateral, there can be no assurance that liquidation of collateral would satisfy the borrower’s obligation in the event of nonpayment of scheduled principal or interest or that such collateral could be readily liquidated. Senior loans in which the ETFs invest generally are of below investment grade credit quality (commonly called “high yield” or “junk”), may be unrated at the time of investment, generally are not registered with the Securities and Exchange Commission or any state securities commission, and generally are not listed on any securities exchange. In addition, the amount of public information available on senior loans generally is less extensive than that available for other types of assets.

11.	Comment: Please clarify if any senior loans may be “covenant-lite.” If so, please add corresponding risk disclosure.

Response: The Portfolio will invest in senior loans indirectly through certain of the ETFs that it will hold. Due to current trends in the senior loan market, it is possible that a portion of the underlying senior loans held by such ETFs will be “covenant-lite.” Accordingly, we have added the following to the section titled “Risk Factors – Senior Loans”:

Certain of the ETFs held by the Portfolio may invest in “covenant-lite” loans, which are loans made with minimal protections for the lender. Because covenant-lite loans are less restrictive on borrowers and provide less protection for lenders than typical corporate loans, the risk of default may be significantly higher. Covenant-lite loans contain fewer maintenance covenants, or no maintenance covenants at all, than traditional loans and may not include terms that allow the lender to monitor the financial performance of the borrower and declare a default if certain criteria are breached. This may hinder the ETFs’ ability to reprice credit risk associated with the borrower and reduce their ability to restructure a problematic loan and mitigate potential loss. As a result, the ETFs’ exposure to losses on such investments is increased, especially during a downturn in the credit cycle.

Part 2

12.	Comment: On page A-2 under “Objective and Securities Selection,” please revise to reflect changes made to the investment objective in the Part 1.

Response: The disclosure has been revised as follows:

The Portfolio seeks ~~above-average capital appreciation~~ to provide the potential for capital appreciation and current income.

13.	Comment: On page A-5 there is an additional reference to other types of financial instruments in the ETPs section. Please clarify along with the edits made above.

Response: As noted in response to Comment 9 above, ETPs and ETFs held by the Portfolio may invest in any of the following asset classes which the Sponsor believes may provide a hedge against inflation: domestic and foreign stocks, fixed income securities, commodities, Treasury Inflation-Protected Securities (“TIPS”), master limited partnerships (“MLPs”) and real estate investment trusts (“REITs”) and other real estate companies.

ETPs, when held by the Portfolio or a successor portfolio, will primarily be used to gain exposure to the commodities asset class. Accordingly, the risk disclosure has been revised as follows:

ETPs are investment vehicles that either directly invest in, or track the performance of an underlying asset, such as commodities (e.g., gold and silver) or an asset index, and typically provide exposure to commodities without trading futures or taking physical delivery. ~~ETPs may also invest in other types of financial instruments that are not securities and are not regulated under the 1940 Act.~~

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5135 if you have any questions concerning the foregoing.

Sincerely,

/s/ James Severs

James Severs, Esq.

cc:	Thomas S. Harman, Esq. Adam Henkel, Esq.